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                      May 6, 2024

       Julian Garrido Del Val Neto
       Chief Financial Officer
       Lavoro Limited
       Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
       S  o Paulo-SP, Brazil, 04548-005

                                                        Re: Lavoro Limited
                                                            Form 20-F for
Fiscal Year Ended June 30, 2023
                                                            File No. 001-41635

       Dear Julian Garrido Del Val Neto:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services